Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.             Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Riccardo Canevari
Date of Last Notice:	19 December 2025

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	24 August 2026

No. of securities held prior to change		Shares	Options
	Direct	20,029,986	185,287,299
	Indirect	2,650,000	-
	Total	22,679,986	185,287,299

Class	Listed Options
Number acquired	NIL
Number disposed	1,875,000 Listed Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	20,029,986	183,412,299
	Indirect	2,650,000	-
	Total	22,679,986	183,412,299

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Listed Options (Exp 24 Aug 2026)

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.        Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Paul Hopper
Date of Last Notice:	19 December 2025

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	24 August 2026

No. of securities held prior to change		Shares	Options
	Direct	53,900,000	53,642,000
	Indirect	93,821,428	9,017,518
	Total	147,721,428	62,659,518

Class	Listed Options
Number acquired	NIL
Number disposed	27,500,000 Listed Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	53,900,000	26,142,000
	Indirect	93,821,428	9,017,518
	Total	147,721,428	35,159,518

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Listed Options (Exp 24 Aug 2026)

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.             Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Ian Turner
Date of Last Notice:	31 March 2026

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct and indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Superannuation fund

Date of change	24 August 2026

No. of securities held prior to change		Shares	Options
	Direct	2,530,595	23,081,926
	Indirect	7,454,697	820,422
	Total	9,985,292	23,902,348

Class	Listed Options
Number acquired	NIL
Number disposed	Direct
1,125 000 Listed Options
Indirect
750,000 Listed Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	2,530,595	21,956,926
	Indirect	7,454,697	70,422
	Total	9,985,292	22,027,348

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Listed Options (Exp 24 Aug 2026)

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.           Amended 01/01/11

Name of Entity:	Radiopharm Theranostics Limited (ASX: RAD)
ABN:	57 647 877 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Hester Larkin
Date of Last Notice:	18 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct and indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	24 August 2026

No. of securities held prior to change		Shares	Options
	Direct	550,000	10,175,002
	Indirect	94,247	-
	Total	644,247	10,175,002

Class	Listed Options

Number acquired	NIL

Number disposed	275,000 Listed Options

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	550,000	9,900,002
	Indirect	94,247	-
	Total	644,247	9,900,002

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Listed Options (Exp 24 Aug 2026)

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3